Exhibit 1

ASX Release 4 February 2025 Chief Executive, Business & Wealth Westpac has appointed Paul Fowler to the position of Chief Executive, Business & Wealth. Mr Fowler is an experienced leader in financial services with a career spanning more than 20 years in business and institutional banking, corporate finance and wealth management. He joins Westpac from the Commonwealth Bank of Australia, where he is Executive General Manager, Regional and Agribusiness Banking in Business Banking. Since joining CBA in 2015 he also served as CFO, Institutional Banking and Markets, and as Executive General Manager, Mergers & Acquisitions. Prior to joining CBA, Mr Fowler spent over a decade in corporate finance, with roles at Goldman Sachs and Citigroup, predominantly advising financial institutions, in both Australia and offshore. “Paul has built an impressive track record of success over a long career, most recently leading business banking across regional Australia for CBA,” said Westpac CEO Anthony Miller. “I know Paul will bring a strong customer focus, experience in leading high performing teams and a drive for results in this important segment of the market for Westpac,” Mr Miller said. Mr Fowler will commence in the role mid-year. He will take over from Peter Herbert, Acting Chief Executive, Business & Wealth. “Since my appointment as Westpac CEO, Peter has done a superb job of driving momentum and focus in the division and I thank him for stepping in to act in this role during a critical transition period,” Mr Miller said. Level 18, 275 Kent Street Sydney, NSW, 2000

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Biography – Paul Fowler

Paul joined Commonwealth Bank of Australia in 2015.

Since 2021, Paul has served as Executive General Manager, Regional and Agribusiness Banking at Commonwealth Bank of Australia. In this role he has led a team of business bankers, supporting a broad range of customers across Australia ranging from small business to corporates, spanning all sectors of the economy including property, agriculture, healthcare, education, manufacturing, hospitality and retail.

From 2015-2021, Paul held a number of roles across Commonwealth Bank of Australia. From 2020-2021, Paul served as Chief Financial Officer, Institutional Banking & Markets, where he led a global team of finance professionals as well as having responsibility for strategy. Prior to this, Paul was Executive General Manager, Mergers and Acquisitions, with responsibility for leading CBA's M&A team and delivering a number of strategic transactions, notably in banking, insurance, wealth management and financial technology.

From 2008-2015, Paul worked in Investment Banking at Goldman Sachs. As Executive Director within the Financial Institutions Group, Paul was responsible for advising a range of banking, wealth management, insurance, financial technology and specialty finance clients.

From 2003-2008, Paul worked in Investment Banking at Citigroup, based in Sydney and London.

He graduated from the University of New South Wales in 2003 with a Bachelor of Laws and Bachelor of Commerce (First Class Honours in Finance).

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